September 30, 2016	James M. Forbes
(617) 235-4765
james.forbes@ropesgray.com

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549
Attn: Anu Dubey, Esq.

Re:	Goehring & Rozencwajg Investment Funds
Registration Statement on Form N-1A
Registration Nos. 333-212686 and 811-23177

Dear Ms. Dubey:

On behalf of Goehring & Rozencwajg Investment Funds (the “Trust” or the “Registrant”), transmitted for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Pre-Effective Amendment No.1 under the Securities Act and Amendment No. 1 under the 1940 Act (“Amendment No. 1”) to the Trust’s Registration Statement on Form N-1A filed with the Securities and Exchange Commission (the “Commission”) on July 26, 2016 (the “Registration Statement”).

Amendment No. 1 is marked to show changes made in response to comments of the Commission’s staff (the “Staff”) on the Registration Statement that were provided by letter dated August 25, 2016.  For the convenience of the Staff, these comments have been restated below in their entirety.  The Trust’s response follows each comment.  References in the responses to the Trust’s prospectus (“Prospectus”) or Statement of Additional Information (“SAI”) are to those filed as part of Amendment No. 1.  In addition to revisions made in response to Staff comments, certain other changes have been made in Amendment No. 1.  Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 1. For purposes of this correspondence, the term “Fund” is used to refer to Goehring & Rozencwajg Resources Fund.

Prospectus

Fees and Expenses of the Fund (pages 2-3)

1.	Comment: Please consider deleting the caption “Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)” in the fee table as the Fund does not charge this fee. See Instruction 1(c) to Item 3 of Form N-1A.

Response:  The requested change has been made.

2.	Comment: The caption for the redemption fee in the fee table states that the redemption fee is calculated “(as a percentage of exchange price or amount redeemed on shares held for less than 30 days)”. Please delete the words “exchange price” and include the words “or exchanged” after “redeemed” to clarify that the redemption fee also applies to exchanges of shares held less than 30 days.

Response:  The requested change has been made. The relevant caption has been revised to read as follows:

Redemption Fee (as a percentage of amount redeemed or exchanged on shares held for less than 30 days)

3.	Comment: Footnote 1 to the fee table discloses certain information regarding the Fund’s 12b-1 fees. Please move the disclosure in footnote 1 to the section “Distribution and Services (12b-1) Plans for Retail Class Shares” on page 27 as it is not permitted or required by Items 2 through 8 of Form N-1A. See General Instructions C.3(a) and (b) of Form N-1A.

Response:  The requested change has been made.

4.	Comment: Please confirm to us whether or not the Fund intends to engage in borrowing. If so, please confirm that an estimate of the interest expense to be incurred with respect to any borrowings is reflected in the fee table.

Response:  On behalf of the Trust, we confirm that the Fund does not currently intend to engage in borrowing, except for short-term borrowing in connection with the settlement of securities transactions.

5.	Comment: Footnote 3 to the fee table states that the Adviser has agreed to limit the amount of the Fund’s total annual operating expenses. If the Adviser has contractually agreed to limit these expenses, please add the word “contractually” before “agreed”. Also, please confirm to us that the date to be inserted in the second sentence of the footnote will be at least one year from the effective date of the registration statement. See Instruction 3(e) to Item 3 of Form N-1A. Furthermore, please confirm to us that the contractual agreement will be filed as an exhibit to the registration statement. Alternatively, if the Adviser has not contractually agreed to limit the Fund’s expenses, please move all disclosure regarding this fee limitation to another location in the registration statement (other than in Items 2 through 8 of Form N-1A).

Response:  On behalf of the Trust, we confirm that Goehring & Rozencwajg Associates, LLC (“GRA” or the “Adviser”) has contractually agreed to limit the amount of the Fund’s total annual fund operating expenses, as described in the Prospectus. As requested, footnote 2 to the fee table (formerly footnote 3) has been revised to add the word “contractually” before “agreed.”

In addition, on behalf of the Trust, we confirm that the date to be inserted in the second sentence of the footnote will be at least one year from the effective date of the Registration Statement. Moreover, on behalf of the Trust, we confirm that the Adviser’s contractual agreement to limit the amount of the Fund’s total annual operating expenses will be filed as an exhibit to the Registration Statement prior to the Registration Statement being declared effective.

6.	Comment: The third sentence of footnote 3 to the fee table states that the Adviser will be permitted to recover fees and expenses it has borne to the extent that the Fund’s expenses in later periods fall below the annual rates set forth in the relevant agreement. Please revise this sentence to state that the Adviser will be permitted to recover fees and expenses it has borne only to the extent that the Fund’s expenses do not exceed the lesser of (1) the expense limit in effect at the time the Adviser waives or limits the fees and (2) the expense limit in effect at the time the Adviser recovers fees. See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

Response:  The requested change has been made.

7.	Comment: The last sentence of footnote 3 to the fee table states that “[t]he Fund will not be obligated to pay any such reduced fees and expenses more than three years after the fiscal year in which the fee and expense was reduced.” The staff believes that any recapture of a fee waived or expense reimbursed should occur within three years of the specific waiver or reimbursement. Therefore, please revise this sentence to state that the Fund will not be obligated to pay any such reduced fees and expenses more than three years after the date the fee and expense was reduced. See AICPA Audit & Accounting Guide: Investment Companies, ¶118.08 and ¶118.09 (2016).

Response:  The requested change has been made.

8.	Comment: As it appears that the example calculations for Institutional Class Shares and Retail Class Shares of the Fund will be the same whether shares are redeemed or not redeemed, please remove the heading “If you do not sell your shares” and the 1 year and 3 year examples under this heading. See Instruction 4(f) to Item 3 of Form N-1A.

Response:  The requested change has been made.

Principal Investment Strategies of the Fund (pages 3-4)

9.	Comment: The first sentence states that the Fund will invest at least 80% of its net assets in securities of natural resources companies and other investments which provide economic exposure to natural resources or natural resources companies. Please disclose the types of instruments that are included in “other investments which provide economic exposure to natural resources or natural resources companies.” Also, if such instruments include derivatives, please confirm to us that the market value (rather than the notional value) will be used to value derivatives for purposes of complying with the 80% investment policy. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940 (“1940 Act”).

Response:  As stated in the Fund’s Prospectus, the Fund may invest in derivatives, including long and short positions in futures and options, in order to gain market exposure to natural resources or natural resources companies, enhance returns or hedge an existing position.  In addition, at times, the Fund may invest in securities issued by other investment companies or other pooled investment vehicles, primarily consisting of exchange-traded funds (“ETFs”).  The Fund will primarily utilize ETFs to gain market exposure to an underlying commodity, such as by investing in an ETF which invests in the commodity (e.g., gold).  The sentence describing the Fund’s 80% investment policy has been revised to clarify in a parenthetical that “other investments” may include “derivatives, futures and options, and securities issued by other investment companies or other pooled investment vehicles, including exchange-traded funds (‘ETFs’)”.

On behalf of the Trust, we confirm that the market value (rather than the notional value) will be used to value derivatives for purposes of complying with the Fund’s 80% investment policy.

10.	Comment: The second sentence states that natural resources companies are “U.S. and foreign companies that may own, explore, develop, produce, transport or provide goods and services related to natural resources.” Please revise this disclosure to specify the criteria used to determine that a company has economic ties to the natural resources sector (e.g., companies that derive greater than 50% of their revenue from the exploration, development, production or transportation of natural resources). Also, defining natural resource companies to include companies that “provide goods and services related to natural resources” appears to allow the Fund to invest in companies outside of the natural resources sector (e.g., companies that provide any type of goods and services). Please remove companies that “provide goods and services related to natural resources” from the definition of natural resources companies. Alternatively, please disclose why it is appropriate to include such companies in the Fund’s 80% investment policy. We may have more comments after reviewing your response.

Response:  The Registrant intends to rely on standard industry classifications to determine whether a company has economic ties to the natural resources sector.  The Registrant, therefore, does not believe that a percentage test would be helpful or appropriate.
The description of natural resources companies in the Prospectus has been revised as follows in order to clarify that the Fund focuses its investments in companies related to the natural resources sector:

Natural resources companies are U.S. and foreign companies that may own, explore, develop, produce, refine, transport, or market natural resources or that provide ~~goods and services~~ related ~~to natural resources~~ equipment, infrastructure, or services.

The Registrant respectfully notes that it has observed a variety of practices in the market relating to identifying companies in, or related to, the “natural resources” sector, including practices consistent with the approach described in the Fund’s Prospectus, as revised.  The Registrant believes the Fund’s Prospectus, as revised, appropriately describes the companies considered by the Registrant to be “natural resource companies.”

11.	Comment: The first paragraph on page 4 describes the debt securities in which the Fund will invest. Please disclose the maturity policy for these debt investments.

Response:  As stated in the Prospectus in the section “More on the Fund’s Investments and Related Risks—Fixed Income Investments—Interest Rate Risk,” the Fund may maintain an average portfolio duration of any length, and the Fund may invest in securities of any duration and maturity. We have added comparable disclosure to the “Principal Investment Strategies of the Fund” section.

12.	Comment: The third sentence of the first paragraph on page 4 states that the Fund may invest in debt securities that are rated below investment grade. Please add a reference to “junk bonds” to describe these types of investments. Please also add a risk factor to the “Principal Risks of Investing in the Fund” section in the Summary Prospectus to describe the risks of investing in junk bonds.

Response:  The requested change has been made.

13.	Comment: The fifth sentence of the first paragraph on page 4 states that “[t]he use of derivatives may increase the volatility of the [F]und through the financial leverage inherent in derivatives.” The second sentence of the third paragraph on page 4 states that “[t]o the extent that the Fund is more heavily exposed to a commodity sub-sector that undergoes a period of weakness, an investor can expect poor returns from the Fund.” Because these sentences describe risks rather than strategies, please move these sentences to an appropriate location in the “Principal Risks of Investing in the Fund” section.

Response:  The requested change has been made.

14.	Comment: The sixth sentence of the first paragraph on page 4 states that the Fund may invest in other investment companies, primarily ETFs. Please confirm to us whether the Fund intends to invest in these types of investments and, if so, please confirm to us that these holdings will be monitored for inclusion in “Acquired Fund Fees and Expenses.” See Instruction 3(f) to Item 3 of Form N-1A. Also, if investments in other investment companies will be included in the Fund’s 80% investment policy, please disclose how the Fund will measure the underlying investments of the other funds when determining compliance with the Fund’s 80% investment policy.

Response:   On behalf of the Trust, we confirm that the Fund expects that it will from time to time invest in securities issued by other investment companies, including ETFs. We confirm, on behalf of the Trust, that these holdings will be monitored for inclusion in “Acquired Fund Fees and Expenses.”

On behalf of the Trust, we also confirm that, when determining compliance with the Fund’s 80% investment policy, the Fund will consider the underlying investments of the other investment companies in which it invests, to the extent the Fund has access to sufficient and timely portfolio holdings information from such investment companies.  The Registrant notes, however, that, in some cases, the Fund may not have sufficient and timely portfolio holdings information with respect to each such investment company.  The Registrant respectfully declines to include disclosure in its Registration Statement about how the Fund will measure the underlying investments of these investment companies for purposes of determining compliance with its 80% investment policy in light of the fact that the Fund’s approach will be determined on a case-by-case basis based on the information available to the Fund at the time.

15.	Comment: The first sentence of the fourth paragraph on page 4 states that the Fund holds both U.S. and foreign securities. Inasmuch as “Emerging Markets Risk” is identified as a principal risk of the Fund on page 5, please disclose that foreign securities include emerging market securities.

Response:  The requested change has been made.

Principal Risks of Investing in the Fund (pages 4-7)

16.	Comment: The second bullet point on page 5 states that the Fund concentrates its investments in the natural resources industry. Please also include this statement in the “Principal Investment Strategies of the Fund” section. See Item 4(a) of Form N-1A.

Response: The first sentence of the second bullet point under the "Principal Risks of Investing in the Fund" section of the Prospectus has been revised to read as follows: “As described in ‘Principal Investment Strategies of the Fund’ above, the Fund concentrates its investments in natural resources investments.” We respectfully submit that this disclosure, as revised, is consistent with the disclosure in the “Principal Investment Strategies of the Fund” section.

17.	Comment: The disclosure on page 6 sets forth a “Natural Resources Investment Risk.” Please add appropriate disclosure to the risk factor to reflect how current market conditions in the natural resources sector (e.g., downward trend in oil and gas prices) may impact the Fund’s investments. See IM Guidance Update 2016-02 (March 2016).

Response: We have added the following sentence to the disclosure setting forth “Natural Resources Investment Risk”:

For example, a prolonged slump in energy prices is likely to have a negative effect on companies that extract, process or deliver energy-related commodities.

18.	Comment: The “Natural Resources Investment Risk” factor on page 6 states that investments may be held through MLPs. Please disclose in the “Principal Investment Strategies of the Fund” section that the Fund will invest in MLPs and later in the prospectus that the Fund may not invest more than 25% of its assets in MLPs in order to maintain its status as a regulated investment company under Subchapter M of the Internal Revenue Code. Also, please add a separate principal risk factor that describes the risks of investments in MLPs.

Response:  We have added the following sentence to the “Principal Investment Strategies of the Fund” section:

Investments in interests in oil, gas or mineral exploration or development programs, including pipelines, may be held through master limited partnerships (“MLPs”).

We have revised the third to last sentence of the first paragraph of the “More on the Fund’s Investments and Related Risks—Master Limited Partnerships” section of the Prospectus as follows:

For purposes of qualifying as a regulated investment company under the Code, ~~the extent to which~~ the Fund ~~can~~ is not permitted to invest more than 25% of its total assets in MLPs ~~is limited~~.

We respectfully note that, although the Fund may invest in MLPs, it does not currently intend to do so as a principal strategy and, therefore, the Registrant does not believe it is appropriate to include a separate principal risk factor regarding MLPs.  However, we note that disclosure describing MLPs and associated risks in included in the “More on the Fund’s Investments and Related Risks—Master Limited Partnerships” section of the Prospectus and the “Additional Investment Activities and Risks—Other Practices—Master Limited Partnerships” section of the Statement of Additional Information.

19.	Comment: The disclosure on page 6 sets forth a “Small and Mid-sized Companies Risk”. Because the Fund refers to micro-cap investments in the “Principal Investment Strategies of the Fund” section, please also disclose the risks of micro-cap investments.

Response:  The requested change has been made.

20.	Comment: Inasmuch as “Turnover Risk” is identified as a principal risk of the Fund on page 7, please disclose in the “Principal Investment Strategies of the Fund” section that the Fund will frequently buy and sell its portfolio securities.

Response:  We have removed “Turnover Risk” from the list of principal investment risks of the Fund as the Registrant does not believe that this represents a principal risk of investing in the Fund.

Tax Information (page 7)

21.	Comment: The disclosure in this section states that distributions are generally taxable unless an investor invests through a tax-deferred arrangement. Please also disclose that an investor investing through a tax-deferred arrangement may incur taxes when making withdrawals from these arrangements.

Response:  The requested change has been made.

More on the Fund’s Investments and Related Risks (page 10-25)

22.	Comment: The disclosure on page 13 states that the Fund will invest in structured notes. In light of the disclosure on page 10 of the Statement of Additional Information indicating that certain issuers of structured notes may be investment companies, please tell us how much the Fund will invest in structured notes that are issued by unregistered investment companies and what types of structured notes the Fund would invest in. We may have more comments after reviewing your response.

Response:  The Fund may invest in structured notes of any type.  The Registrant respectfully notes, however, that, although the Fund may invest in structured notes, it does not currently intend to do so to a significant extent, including in the case of structured notes issued by unregistered investment companies.

23.	Comment: The disclosure on page 19 describes the risks of repurchase agreements. Because this risk is identified as a principal risk of investing in the Fund, please add a reference to repurchase agreements to the “Principal Investment Strategies of the Fund” section.

Response: The requested change has been made.

24.	Comment: The disclosure on page 23 under “Cash Position Risk” states that the Fund may hold any portion of its assets in cash or cash equivalents at any time or for an extended time. Please revise this disclosure to restrict the ability of the Fund to hold any portion of its assets in cash or cash equivalents to times when the Fund takes a temporary defensive position.

Response: The requested change has been made.

Management (pages 25-26)

25.	Comment: The disclosure on page 25 under “Portfolio Managers” states that the portfolio managers are primarily responsible for the day-to-day operation of the Fund. Please clarify the roles that the portfolio managers play in managing the Fund’s portfolio. For example, please disclose whether one individual serves as lead portfolio manager or whether both portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. See Item 10(a)(2) of Form N-1A.

Response: We have revised the disclosure under “Portfolio Managers” to clarify that Mr. Goehring will serve as lead portfolio manager, with primarily responsibility for the day-to-day management of the Fund’s portfolio, and Mr. Rozencwajg will serve as co-portfolio manager.

Buying and Redeeming Shares (pages 27-34)

26.	Comment: The disclosure on page 32 under “Redemption Payments” states that “your redemption price is the NAV per share next determined after your request is received in good order.” Please add the same disclosure with respect to the purchase price. See Item 11(a)(2) of Form N-1A.

Response: The requested change has been made.

Appendix A

27.	Comment: The second sentence states that the performance information shows the performance of substantially similar accounts managed by Mr. Goehring prior to the time he joined the Adviser. As the Fund is co-managed by Mr. Goehring and Mr. Rozencwajg, whereas the substantially similar accounts are managed only by Mr. Goehring, please remove Appendix A from the registration statement. Alternatively, please explain to us why it is appropriate to include performance information of accounts managed by only one of the portfolio managers of the Fund and at a time before that portfolio manager joined the Adviser. See Bramwell Growth Fund (SEC Staff No-Action Letter, Aug. 7, 1996). See also Nicholas-Applegate Mutual Funds (SEC Staff No-Action Letter, Aug. 6, 1996). We may have more comments after reviewing your response.

Response: As noted in the response to Comment 25, disclosure in the Prospectus regarding the roles the portfolio managers play in managing the Fund’s portfolio has been revised to clarify that Mr. Goehring serves as lead portfolio manager of the Fund, with primarily responsibility for the day-to-day management of the Fund’s portfolio.  The Registrant believes that it is appropriate, and consistent with the Staff’s no-action guidance referenced above, to include performance information of accounts managed by Mr. Goehring at a time before he joined the Adviser (as set forth in Appendix A) because (1) Mr. Goehring had full discretionary authority over the selection of investments for, and was primarily responsible for day-to-day management of, each such account; (2) during Mr. Goehring’s tenure as portfolio manager of each such account, no other person played a significant part in achieving that account’s performance; (3) as long as the prior performance of such accounts is included in the Registration Statement, Mr. Goehring will have full discretionary authority over the selection of investments for, and will be primarily responsible for day-to-day management of, the Fund; and (4) the performance information set forth in Appendix A to the Registration Statement is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be in the Fund’s Prospectus.

STATEMENT OF ADDITIONAL INFORMATION

Additional Investment Activities and Risks – Derivatives (pages 13-23)

28.	Comment: The first paragraph on page 20 indicates that the Fund may sell credit default swaps. Please disclose that, when it sells credit default swaps, the Fund will segregate the full notional amount of these swaps to cover its obligation.

Response: The requested change has been made.

Investment Limitations (page 33)

29.	Comment: Please disclose the Fund’s concentration policy. See Item 16(c)(1)(iv) of Form N-1A. Please also disclose that the Fund will consider the investments of other funds in which it invests when applying its own concentration policy.

Response: The requested change has been made.

Financial Statements (page 63)

30.	Comment: Please include financial statements in the next pre-effective amendment to the registration statement. See Section 14(a) of the 1940 Act.

Response:  While the Registrant has not included financial statements in Amendment No. 1, the Registrant confirms that financial statements will be included in a subsequent pre-effective amendment to the Registration Statement.

Signature Page

31.	Comment: We note that the registration statement has been signed by only one Trustee. Please ensure that all future amendments to the registration statement are signed by a majority of Trustees, as required by Section 6(a) of the Securities Act of 1933 (“Securities Act”).

Response:  We respectfully note that, at the time the initial Registration Statement was filed, the Trust only had a single Trustee.  We confirm, on behalf of the Trust, that future amendments to the Registration Statement will be signed by at least a majority of the Trustees then serving.

GENERAL PROCEDURAL COMMENTS

32.	Comment: Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

Response: The Trust and its management have been made aware of this comment.

33.	Comment: We note that portions of your filing are incomplete, including the fee table, information regarding the Fund’s Trustees and officers and “seed” financial statements. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response:  The Trust intends to include all required information and exhibits to the Registration Statement in one or more pre-effective amendments filed prior to effectiveness.  The Trust acknowledges that the Staff may have additional comments after amendments to the Registration Statement are made.

34.	Comment: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response: The Trust respectfully submits that it does not intend to omit information from the form of prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A under the Securities Act.

35.	Comment: Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response:  The Trust confirms that it has not submitted, and does not expect to submit, any exemptive applications or no-action requests in connection with the Registration Statement.

36.	Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Trust confirms that it will file a pre-effective amendment to the Registration Statement pursuant to Rule 472 under the Securities Act reflecting the changes to the disclosure indicated herein.  The Trust also confirms that, where no change will be made in the filing in response to a comment, that fact, and the basis for the Trust’s position, is indicated in its response.

37.	Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Trust acknowledges that the Trust and its management are responsible for the accuracy and adequacy of the disclosures made on behalf of the Trust and the Fund.

38.	Comment: Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The Trust and its management have been made aware of this comment.

* * * * *

Please do not hesitate to call me (at 617-235-4765) or Michael G. Doherty (at 212-497-3612) if you have any questions or require additional information.

Kind regards,

/s/ James M. Forbes

James M. Forbes

cc:	Adam A. Rozencwajg
John Loder, Esq.
Michael G. Doherty, Esq.